Exhibit 8.1

List of Subsidiaries

Subsidiary	Jurisdiction of Organization	Ownership

SINA.com Online	United States of America	100%

Rich Sight Investment Limited	Hong Kong	100%

SINA Hong Kong Limited	Hong Kong	100%

T.CN Hong Kong Limited	Hong Kong	100%

T.CN Corporation	Cayman Island	100%

Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%

SINA.com Technology (China) Co. Ltd.	People’s Republic of China	100%

SINA Technology (China) Co. Ltd.	People’s Republic of China	100%

SINA(Shanghai) Management Co. Ltd.	People’s Republic of China	100%

Beijing SINA Advertising Co. Ltd.	People’s Republic of China	100%

Shanghai SINA Advertising Co. Ltd.	People’s Republic of China	100%

Fayco Network Technology Development (Shenzhen) Co. Ltd.	People’s Republic of China	100%

Weibo Internet Technology (China) Co., Ltd.	People’s Republic of China	100%